UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022
Commission File Number: 001-40416

Nouveau Monde Graphite Inc.
(Translation of registrant’s name into English)

481 rue Brassard
Saint-Michel-des-Saints, Quebec
Canada J0K 3B0

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐      Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

Exhibits 99.1, 99.2, 99.3, 99.4, 99.5 and 99.6 of this Form 6-K are hereby filed and incorporated by reference into the registrant’s Registration Statement on Form F-10 (File No. 333-256340).

DOCUMENTS TO BE FILED AS PART OF THIS FORM 6-K

99.1	Condensed consolidated interim unaudited financial statements for the three and nine-month periods ended September 30, 2022 and 2021

99.2	Management Discussion and Analysis for the three and nine-month periods ended September 30, 2022

99.3	Consent of Eric Desaulniers

99.4	Consent of Antoine Cloutier

99.5	Consent of Yann Camus

99.6	Consent of Jeffrey Cassoff

99.7	Certification of Interim Filings by CEO

99.8	Certification of Interim Filings by CFO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

Nouveau Monde Graphite Inc. (Registrant)

Date: November 14, 2022	/s/ Charles-Olivier Tarte
Charles-Olivier Tarte
Chief Financial Officer